Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pike Corporation:

We consent to the incorporation by reference in the registration statement No. 333-126902, No. 333-150815, No. 333-130087, No. 333-172446, and No. 333-177894 on Form S-8 and No. 333-182889 on Form S-3 of Pike Corporation of our reports dated September 12, 2014, with respect to the consolidated balance sheet of Pike Corporation as of June 30, 2014, and the related consolidated statements of income, shareholders’ equity, cash flows, and comprehensive income for the period ended June 30, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of June 30, 2014, which reports appear in the June 30, 2014 annual report on Form 10-K of Pike Corporation.

/s/ KPMG LLP

Greensboro, North Carolina

September 12, 2014